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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

SINCLAIR BROADCAST GROUP, INC.
(Name of Subject Company (Issuer))

SINCLAIR TELEVISION GROUP, INC.
(Name of Filing Person (Offeror))

3.0% Convertible Senior Notes due 2027 4.875% Convertible Senior Notes due 2018 (Title of Class of Securities)	829226AW9 829226AU3 (CUSIP Number of Class of Securities)

David D. Smith
Chairman of the Board, President and Chief Executive Officer
Sinclair Television Group, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030
(410) 568-1500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey B. Grill, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW
Washington, D.C. 20037
(202) 663-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$429,044,000	$23,941

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of the $294.3 million in aggregate principal amount outstanding of 3.0% Convertible Senior Notes due 2027 at the offer price of $980 per $1,000 principal amount, and the $143.5 million in aggregate principal amount outstanding of 4.875% Convertible Senior Notes due 2018 at the offer price of $980 per $1,000 principal amount.

**
$55.80 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 5 for fiscal year 2009.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$23,941.
Form or Registration No.:	Schedule TO-I.
Filing party:	Sinclair Television Group, Inc.
Date filed:	October 8, 2009.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13d-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 INTRODUCTORY STATEMENT

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as previously amended by Amendment No. 1 thereto, relating to the offers by Sinclair Television Group, Inc., a Maryland corporation ("Sinclair Television Group" or the "Company"), to purchase for cash any and all of the $294.3 million aggregate principal amount outstanding of 3.0% Convertible Senior Notes due 2027 (the "3.0% Notes") at a price of $980 per $1,000 in principal amount, and the $143.5 million aggregate principal amount outstanding of 4.875% Convertible Senior Notes due 2018 (the "4.875% Notes" and, together with the 3.0% Notes, the "Securities") at a price of $980 per $1,000 in principal amount, of the Company's parent, Sinclair Broadcast Group, Inc., a Maryland corporation ("Sinclair"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 8, 2009 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        All capitalized terms used in this Amendment No. 2 but not defined have the meanings ascribed to them in the Offer to Purchase.

        All of the information set forth in the Offer to Purchase and the Letter of Transmittal is expressly incorporated by reference herein in answer to all items in this Amendment No. 2, and as more particularly set forth below:

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)   Source of Funds and (d) Borrowed Funds.    The information set forth under the caption "The Offers—Source of Funds" in the Offer to Purchase is amended and supplemented by the following information:

        On October 16, 2009, the Company announced the terms of the Second Lien Notes. The Company is offering $500 million in aggregate principal amount of Second Lien Notes in an unregistered private placement. The Second Lien Notes will be titled "9.25% Senior Secured Second Lien Notes due 2017" and will pay interest at a rate of 9.25% per annum payable semi-annually on May 1 and November 1, commencing on May 1, 2010. The Second Lien Notes will mature on November 1, 2017. The proceeds from the offering of Second Lien Notes are expected to be sufficient to cover any and all of the Securities accepted for payment in the tender offers and no funds are expected to be drawn from any facility under the Bank Credit Agreement, as the same may be amended and/or restated from time to time. The Company intends to use any additional proceeds from the offering of Second Lien Notes to pay amounts under the Bank Credit Agreement and fees and expenses related to amending and restating the Bank Credit Agreement and the transactions contemplated by the Memorandum of Understanding between Sinclair and Cunningham and for any general corporate purposes.

        The Second Lien Notes will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or pursuant to an applicable exemption from the registration requirements. This Amendment No. 2 does not constitute an offer to sell or a solicitation of an offer to buy the Second Lien Notes.

ITEM 12.    EXHIBITS.

        The Index to Exhibits shall be amended and supplemented by including the following information:

        (a)(5)(iii) Press Release, dated October 16, 2009.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SINCLAIR TELEVISION GROUP, INC.
	By:	/s/ DAVID B. AMY
		Name:	David B. Amy
		Title:	Secretary
Date: October 19, 2009

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INTRODUCTORY STATEMENT
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 12. EXHIBITS.
SIGNATURE